Exhibit 4.7

TRANSLATION

- Company Seal Affixed - Signed -

MEMORANDUM OF UNDERSTANDING FOR AMENDING /APPLYING FOR

[FIRST AMENDMENT] OF THE AGREEMENT

- Signed -

We, DSG International (Thailand) Co., Ltd., having the office located at No. 448/11 on Soi Ladprao 53 (Chokchai 4), Ladprao Road, Ladprao Sub-district, Ladprao District, Bangkok Metropolis, hereinafter shall be referred to as the “Borrower”, hereby enter into the Bill Credit Facility Agreement and the Memorandum of Understanding Annexed to the Bill Credit Facility Agreement dated 10 November 2004 in favour of Bank Thai (Public) Company Limited, hereinafter shall be referred to as the “Leader”, which shall collectively be referred to as the “Original Agreement”, upon the terms and conditions as follows:

Now that the Borrower is desirous of amending the terms and conditions of the Original Agreement in favour of the Lender according to the details as follows:

Clause 1. The Borrower hereby agrees to reduce the credit line from the original credit line of 280,000,000.- Baht (Two Hundred and Eighty Million Baht only) by 37,000,000- Baht (Thirty Seven Million Baht only) to the amount of 243,000,000.- Baht (Two Hundred and Forty Three Million Baht only) by holding that this Memorandum of Understanding is also the Application for the reduction of the said Credit Line.

Clause 2. The Borrower agrees to revoke the original terms in sub-clause 2.2 of the said Memorandum of Understanding Annexed to the Bill Credit Facility Agreement to be replaced by the following terms “The Borrower has already appointed BT Securities Co., Ltd., as the Co-underwriter or the Joint Lead Underwriter of the share of the Borrower’s company”.

Clause 3. The Borrower agrees to revoke the original terms in Clause 3 to be replaced by the following terms “The Borrower agrees that upon the Borrower having received the fund from the capital increase (new share to increase the capital from the right issue) of 90,000,000.- Baht (Ninety Million Baht only), which is required to increase the original capital of 25,000,000.- Baht (Twenty Five Million Baht only) to the amount of 115,000,000.- Baht (One Hundred and Fifteen Million Baht only) within 30 days of the loan draw-down under this Agreement and the Borrower agrees to repay the debt using the whole amount of the fund received from the initial public offering (IPO)”.

Clause 4. The borrower agrees that the terms of contract, the terms of agreement and/or other terms and conditions besides those that are revised, amended under this Memorandum of Understanding shall continue to be valid and enforceable under the above-mentioned original agreement in every respect unless the agreement or the terms contradict or dispute this Memorandum of Understanding, the Memorandum or Conditions contained in this Amended Memorandum of Understanding shall prevail and enforceable and it shall be held that this Amended Memorandum of Understanding also forms part of the said original Agreement.

To witness, we, the Borrower/Guarantor/Mortgagor/Pledgor for security having already acknowledged the provisions pursuant to this Memorandum of Understanding and agree to be bound for the purpose of security, guarantee/mortgage/ as security against settlement of the Borrower’s debt as well as any debt arising from novation until such time the Borrower shall have repaid the Bank in full, hereto affix our signature together with the Seal (if there is any) in the presence of witnesses on the date, in the month, in the year specified above.

DSG International (Thailand) Co., Ltd.

- Company Seal Affixed -
Signature: - Signed - - Signed - Borrower/Mortgagor
(Represented by )

Advance Medical Supply Co., Ltd.

- Company Seal Affixed -
Signature: - Signed - - Signed - Guarantor
( )

Signature:	Witness	Signature:	Witness/Typist
(Mr. Pongchan Chuaybunchum)